Exhibit 3.31

ARTICLES OF INCORPORATION

OF

SOUTHERN SAFETY, INC.

I.

The name of the corporation is Southern Safety, Inc.

II.

The number of shares the corporation is authorized to issue is one thousand (1000).

III.

The street address of the initial registered office of the corporation is 255 Magmar Lane, Fayetteville, Fayette County, Georgia 30214, and the initial registered agent of the corporation at such address is C. W. Drummond.

IV.

The name and address of each incorporator is C. W. Drummond, 255 Magmar Lane, Fayetteville, Georgia 30214.

V.

The mailing address of the initial principal office of the corporation is Southern Safety, Inc., 255 Magmar Lane, Fayetteville, Georgia 30214.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

This 26th day of September, 1994.	/s/ C. W. Drummond
C. W. Drummond

SECRETARY OF STATE Sep 28 3:14 PM 94